SECURITIES AND EXCHANGE COMMISSION

04004441

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 26 2004

SEC FILE NUMBER
8- 46787

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
A.K. Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Blvd., 20th Floor
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Perz 312 692-5075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ravid & Bernstein LLP
(Name – *if individual, state last, first, middle name*)

230 W. Monroe St., Suite 330, Chicago, IL 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don Abramson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.K. Limited Partnership, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA A RHODES
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/06/06

Donald Abramson
Signature

AK Limited Partnership, General Partner
Title

Patricia A. Rhodes
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AK LIMITED PARTNERSHIP

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2003

AK LIMITED PARTNERSHIP

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2003

CONTENTS

RAVID &
BERNSTEIN LLP
Certified Public Accountants

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS

The Partners
AK Limited Partnership
Chicago, Illinois

We have audited the accompanying statement of financial condition of AK Limited Partnership (the Company) as of December 31, 2003, and the related statements of operations and changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 11, 2004

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ◊ Tel. 312/782 4710 ◊ Fax 312/782 4711

AK LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Due from clearing organization	$ 24,596,867
Marketable securities, at market value	61,429,914
Other receivables	26,534
JBO preferred stock ownership, at cost	10,000
Pacific Stock Exchange Memberships, at cost	91,100
	$ 86,154,415

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Securities sold, not yet purchased, at market value	$ 81,074,317
Accrued expenses	706,553
	81,780,870
Partners' Capital	4,373,545
	$ 86,154,415

See Notes to Financial Statements.

AK LIMITED PARTNERSHIP

STATEMENT OF OPERATIONS AND CHANGES IN PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2003

REVENUES:		
Trading revenue, net of commissions	$ 2,176,347	
Interest and dividend income:		
Credit interest	135,215	
Short stock interest	396,102	
Dividend income	211,739	
Commission rebates	844,621	
Other income	34,491	
Total Revenues		$ 3,798,515
EXPENSES:		
Payroll	957,825	
Exchange dues / fees	1,184,262	
Interest expense	307,354	
Dividend expense	380,324	
Office expense	183,006	
Brokerage expense	90,882	
Outside services	212,381	
State tax	800	
Group health	12,272	
Bad debt	16,000	
Professional fees	13,843	
Donations	900	
Total Expenses		3,359,849
NET INCOME		438,666
PARTNERS' CAPITAL, BEGINNING OF YEAR		2,987,784
CAPITAL CONTRIBUTIONS		5,614,606
CAPITAL WITHDRAWALS		(4,667,511)
PARTNERS' CAPITAL, END OF YEAR		$ 4,373,545

See Notes to Financial Statements.

AK LIMITED PARTNERSHIP

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

OPERATIONS:		
Net income	$ 438,666	
Adjustments to reconcile net income to net cash used in operations:		
Decrease in trading account equity	(1,889,858)	
Decrease in receivables	27,390	
Increase in accrued expenses	487,807	
Net cash used in operations		$ (935,995)
INVESTING ACTIVITIES:		
Purchase of Pacific Stock Exchange seat		(11,100)
FINANCING ACTIVITIES:		
Capital contributions	5,614,606	
Capital withdrawals	(4,667,511)	
Net cash provided by financing activities		947,095
		$ -
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest		$ 271,506

See Notes to Financial Statements.

1. *Organization:*

A.K. Limited Partnership ("Company") was organized under the Limited Partnership Act of California on October 1, 1993. The business of the Company is to engage in market making activity in the trading of stock and options thereon, on organized exchanges in the United States. The Company is registered as a Broker/Dealer with the Securities and Exchange Commission (SEC), and is a member of the Pacific Stock Exchange (PCX). The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Exchanges.

2. Significant Accounting Policies:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Exchange memberships are recorded at cost or, if any non-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. At December 31, 2003, the market value of a 50% interest in a Pacific Stock Exchange membership was $12,000, representing a substantial decline from the Company's original cost of $91,100. However, since management presently deems the decline to be temporary in nature, the value of the membership was left at its original cost.

The JBO preferred stock represents restricted preferred stock in the Company's clearing organization. As such, the stock is not readily marketable, and is carried at cost.

A Limited Partnership ("LP") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the profits of the Company. The Company is subject to California annual franchise and California state income tax.

3. Derivative Financial Instruments:

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate. The Company uses derivative financial instruments as part of its market-making and trading activities and its overall risk management process. These financial instruments, which generally include exchange-traded option contracts, futures contracts, and options on futures contracts, expose the Company to varying degrees of market and credit risk. The Company records its derivative activities at market value, and unrealized gains and losses are recognized currently in net trading revenue in the statement of operations.

The Company's market-making and trading activities expose the Company to market risk. Market risk is the potential change in an instrument's value caused by fluctuations in equity prices, interest and currency exchange rates, credit spreads, and other risks. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. All derivative financial instruments used for trading purposes by the Company are exchange-traded. For exchange-traded contracts, the clearing organization acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

4. Securities Owned and Sold Not Yet Purchased:

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below.

	Owned	Sold, Not Yet Purchased
Equities	$36,719,100	$44,021,540
Options	24,710,814	37,052,777
	$61,429,914	$81,074,317

The options stated above represent derivative financial instruments. See Note 3.

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2003 the Company had net capital of $2,197,929, which was $2,097,929 in excess of its required capital.

6. Principal Transaction Revenues:

During 2003 the Company's principal transaction revenues consisted of equity activities (including equity shares and options) totaling $2,176,347.

7. Note Receivable – ETEL:

No payments of principal or interest have been received on the note. Management has determined that ETEL is no longer a going concern and is in receivership, selling off assets to pay existing debts. At this time, management has determined that the entire original loan amount of $32,000 is uncollectible. In 2001, a reserve of $16,000 was provided against the note. In 2003, the note was written off, with the net balance of $16,000 charged to operations as a bad debt.

8. Related Party Transaction:

During 2003 the Company incurred administrative fees totaling $48,000 payable to Pyramid Trading, LP, one of whose partners is also a partner in AK Limited Partnership. The expense is included in the total of outside services reported in the statement of operations and changes in partners' capital.

AK LIMITED PARTNERSHIP

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$ 4,373,545
Less:	
Non-allowable assets	(101,100)
Haircuts on securities	(1,775,822)
Undue concentration	(298,694)
NET CAPITAL	2,197,929
Minimum capital requirement	100,000
EXCESS NET CAPITAL	$ 2,097,929
EXCESS NET CAPITAL AT 1000%	$ 2,129,909

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 680,198
Ratio: Aggregate indebtedness to Net Capital	30.95% to 1

Note: The above information on this schedule is in agreement with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2003.

RAVID &
BERNSTEIN LLP
Certified Public Accountants

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Partners
AK Limited Partnership

In planning and performing our audit of the financial statements and supplemental schedules of AK Limited Partnership (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

230 West Monroe Street ◊ Suite 330 ◊ Chicago, IL 60606 ◊ Tel. 312/782 4710 ◊ Fax 312/782 4711

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Pacific Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co. LLP

February 11, 2004